UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 13, 2014

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1). Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7). Yes   ☐     No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Information Contained in this Form 6-K Report

Terms of 10.000% First Priority Secured Notes due 2019 of Global Ship Lease, Inc.

On March 12, 2014, Global Ship Lease, Inc. (the “Company”) issued a press release announcing the pricing of its offering of $420,000,000 aggregate principal amount of 10.000% first priority secured notes due 2019 (the “Notes”). The Notes were offered in a private placement (the “Offering”), which is expected to close, subject to the satisfaction or waiver of customary conditions, on March 19, 2014 (the “Issue Date”). In connection with the Offering, the Company will enter into a new $40.0 million senior secured revolving credit facility that matures on October 1, 2018 (the “Revolving Credit Facility”).

The Notes will be issued under an indenture to be dated the Issue Date (the “Indenture”), among the Company, the guarantors party thereto and Deutsche Bank Trust Company Americas, as trustee and as security agent. The summary below describes the principal terms of the Notes and the Indenture. Certain of the terms and conditions described below are subject to important limitations and exceptions, provided in the Indenture. The Company expects to file the Indenture and the credit agreement that will govern the Revolving Credit Facility with the Securities and Exchange Commission on or shortly after the Issue Date.

Interest and Maturity

The Notes will bear interest at 10.000% per annum and will mature on April 1, 2019. Interest will be payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2014, to holders of record at the close of business on March 15 or September 15, as the case may be, immediately preceding each such interest payment date.

Security

Within 30 calendar days of the Issue Date, the Notes will be secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors (the “Mortgaged Vessels”). On the Issue Date, the Notes will be secured by certain other associated property, contract rights and bank accounts, as well as share pledges over the subsidiary guarantors that own the Mortgaged Vessels (together with the Mortgaged Vessels, the “Initial Collateral”). In the future, vessels, shipping containers and container shipping-related assets and certain other associated property and contract rights may be pledged in addition to or in substitution for Initial Collateral.

The Collateral will also secure on a first priority basis up to $40.0 million of credit facility indebtedness, which, on the Issue Date, will consist of all of the obligations arising under the Revolving Credit Facility.

Guarantees

On the Issue Date, the Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis, by GSL Limited and each of the Company’s 17 subsidiaries that own Mortgaged Vessels. In the future, the Notes will be guaranteed by the Company’s existing and future restricted subsidiaries in the circumstances provided in the Indenture.

Optional Redemption

The Company may redeem the Notes in whole or in part, at its option, at any time before April 1, 2016, at a redemption price equal to 100% of the principal amount plus a make-whole premium as provided in the Indenture. The Company may redeem the Notes in whole or in part, at its option, at any time on or after April 1, 2016, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on April 1 of the years indicated below, subject to the rights of holders of Notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2016	105.000%
2017	102.500%
2018	100.000%

In addition, at any time before April 1, 2016, the Company may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 110.000% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption.

Additional Amounts and Redemption for Changes in Withholding Taxes

Except as required by law, the Company will make payments on the Notes free of withholding or deduction for taxes. If withholding or deduction is required, the Company will, subject to certain customary exceptions, be required to pay additional amounts so that the net amounts a holder will receive will equal the amount such holder would have received if withholding or deduction had not been imposed. If, as a result of a change in law, the Company is required to pay such additional amounts, the Company may redeem the Notes in whole but not in part, at any time at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon the occurrence of certain change of control events, holders of the Notes will have the right to require the Company to repurchase some or all of their Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Proceeds of Asset Sales and Events of Loss

The Company will be obligated in certain instances to make offers to purchase outstanding Notes with the net proceeds of certain sales or other dispositions of assets or upon the occurrence of an Event of Loss with respect to Collateral. The purchase price of the Notes will be 102% of their principal amount plus accrued and unpaid interest, if any.

Excess Cash Flow

If the Company has at least $1.0 million of Excess Cash Flow (as defined in the Indenture) at the end of any fiscal year, the Company will be required to make an offer to repurchase a maximum principal amount of Notes per annum equal to the lesser of (a) the Excess Cash Flow for such fiscal year and (b) $20.0 million, at a price equal to 102% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest, if any, on the Notes.

Certain Covenants

The Indenture will contain covenants that, among other things, will limit the ability of the Company and its restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred stock;

•	pay dividends on, redeem or repurchase their capital stock or make other restricted payments and investments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	merge, consolidate or sell all or substantially all of the Company’s properties and assets;

•	create or designate unrestricted subsidiaries; and

•	impair the security interests.

These covenants are subject to important exceptions and qualifications, which are provided in the Indenture.

The Offering has not been registered under the Securities Act of 1933, as amended (the “Securities Act”). The Notes may not be offered or sold within the United States or to U.S. persons, except to “qualified institutional buyers” in reliance on the exemption from registration provided by Rule 144A and to certain persons in offshore transactions in reliance on Regulation S. You are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A. This report does not constitute an offer to sell or the solicitation of an offer to buy Notes in any jurisdiction in which such an offer or sale would be unlawful.

Other Information

As previously announced, subject to repayment in full and termination of the Company’s existing credit facility by the end of the first quarter 2014, the terms of existing charters that are currently scheduled to expire as early as September 2016 relating to four geared vessels, the CMA CGM Matisse, the CMA CGM Utrillo, the CMA CGM La Tour and the CMA CGM Manet, will be extended to new expiry dates in December 2019, at daily charter rates of $15,300 (reduced from $18,465), effective as of February 1, 2014.

This Report contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this Report. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: March 13, 2014	By:	/s/ Susan Cook
Susan Cook Chief Financial Officer

5